UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of October, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes      |_|                       No       |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes      |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes    |_|                         No      |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated October 8, 2004

      2.    Press release dated October 19, 2004

      3.    Press release dated October 20, 2004

      4.    Press release dated October 27, 2004

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ART ADVANCED RESEARCH
                                 TECHNOLOGIES INC.
                                 (Registrant)


                                 By: /s/ Sebastien Gignac
                                    ------------------------------------------
                                     Name: Sebastien Gignac
                                     Title: Vice President, Corporate Affairs,
                                            Secretary and General Counsel

Dated: November 1st, 2004

[LOGO] ART

News release
For immediate publication

          ART CEO MICHELINE BOUCHARD REPORTS AT BIOCONTACT QUEBEC 2004
                        CONFERENCE ON COMPANY'S PROGRESS

 Four of world's top multinational pharmaceutical companies have selected ART's
                    eXplore Optix(TM) imaging system to date

Montreal, Canada, October 8, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, reported today that four (4) of the world's top ten multinational pharmaceutical companies have to date selected ART's eXplore OptixTM pre-clinical optical molecular imaging system. Speaking at the Biocontact Quebec 2004 conference in Quebec City (Canada), Micheline Bouchard, President & CEO, stated that ART had sold eleven (11) systems over the last eleven (11) months. Mrs. Bouchard added that sales were gaining momentum as global pharmaceutical companies were adopting the company's product line, building upon ART's installed base of early adopters among leading academic and government research centers. ART's eXplore OptixTM imaging system delivers high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities that enable industry and academic leaders worldwide to bring new and better treatments to patients faster. GE Healthcare is the exclusive worldwide distributor of eXplore OptixTM. About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

          ART ANNOUNCES APPOINTMENT OF CLINICAL ADVISORY BOARD FOR ITS
                   SOFTSCAN(R) BREAST OPTICAL IMAGING DEVICE

  Daniel B. Kopans, M.D., Professor of Radiology, Harvard Medical School, and Director, Breast Imaging, Massachusetts General Hospital, to chair newly created
 Clinical Advisory Board comprised of distinguished radiologists and scientific experts

Montreal, Canada, October 19, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce today the appointment of an outstanding group of clinical physicians and scientists to its Clinical Advisory Board (CAB). The principal objective of the CAB will be to have these leading experts in the field of breast imaging and radiology contributing to, and supporting, the implementation of the clinical development program for the Company's SoftScan(R) breast optical imaging device as it prepares to enter pivotal clinical trials later this year. ART's SoftScan(R) time domain optical imaging device has the potential to utterly transform how breast cancer is diagnosed and treated - and ultimately how much anxiety, pain and loss women experience. As an adjunct to mammography, SoftScan(R) will arm clinicians with a trusted new ally in the early detection and treatment of breast cancer - a disease whose incidence is growing, devastating a staggering number of women and their families. Under a commercialization agreement concluded with ART in 2002, GE Healthcare will be the manufacturer and exclusive worldwide distributor of SoftScan(R).

The ART Clinical Advisory Board includes:

Dr. Daniel B. Kopans (Chairman), MD, Professor of Radiology at the Harvard Medical School and Director of Breast Imaging at the Massachusetts General Hospital in Boston, USA. Dr. Kopans is an expert in all aspects of breast cancer detection and diagnosis. He leads efforts in the investigation of methods for improving breast cancer detection and diagnosis including digital mammography, magnetic resonance imaging (MRI) of the breast, ultrasound, and nuclear medicine. He is a leading authority on breast cancer screening, and he played a major role in developing the scientific basis supporting screening for women aged 40 to 49. His analysis has revealed many short-comings of screening trials as well as major errors in analysis by those who oppose screening for younger women. He has authored more than 160 peer-reviewed articles on breast cancer detection and diagnosis. He is the author of a textbook on breast imaging that is one of the standard references in the field. Dr. Kopans is also a member of ART's Scientific Advisory Board which he joined in May 2001.

Dr. Jessica W.T. Leung, MD, Assistant Professor in Residence, Division of Breast Imaging, Department of Radiology, UCSF Medical Center, University of California, San Francisco, USA. Dr. Leung has helped lead advancements in clinical breast imaging, mammography, ultrasound, MRI, and percutaneous breast biopsy techniques. She received her medical training at Harvard University.

Dr. Lawrence W. Margolis, MD, FACR, Clinical Professor Emeritus, Department of Radiation Oncology and Dermatology, University of California, San Francisco, USA. Dr. Margolis has received the honor of "Best Doctor in America" four times and his research experience includes evaluation of biomarkers in DCIS (Ductal carcinoma in situ) and the use of MRI after neoadjuvant clinical therapy. He is an active member of numerous societies including the ACS and NIH.

Dr. Mark D. Novick, MD, has broad clinical and business experience in breast imaging modalities including MRI, digital mammography, ultrasound, and breast biopsy. He is the medical director, lead interpreting radiologist, and owner and operator of five out-patient breast imaging centers in New York City, USA, and the surrounding areas.

Dr. Alfred B. Watson, Jr., MD, MPH, FACR, FACPM, Professor of Radiology, Professor of Physical Medicine and Rehabilitation, Assistant Program Director, Diagnostic Radiology Residency, Assistant Program Director, Transitional Residency Program and Coordinator of Radiology Medical Student Education at Baylor College of Medicine, Texas Medical Center, Houston, USA. Dr. Watson is Chief of Diagnostic Radiology at BCM Affiliated Community Health Clinics and has extensive experience in various breast imaging modalities, including mammography and ultrasound, for the screening, diagnosis, and treatment of breast cancer. He has published numerous articles in medical imaging and has been member or chair of several educational and clinical advisory committees.

Dr. Martin Yaffe, PhD, Professor and researcher in Medical Biophysics at the University of Toronto, Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto, and Consultant Physicist for the Ontario Breast Screening Program, Toronto, Canada. Dr.Yaffe is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer. He chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU). He has worked toward advancing research in the early detection of breast cancer since the start of his career and has been involved in many important initiatives intended to improve related technologies. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology. He is co-author of the recently published book: Digital Mammography. Earlier this year Dr. Yaffe was appointed Chairman of ART's Scientific Advisory Board of which he became a member in November 2000.

"We are proud to have assembled such a distinguished Clinical Advisory Board comprised of some of the world's most respected and experienced experts in the field of breast imaging and diagnostic radiology" stated Micheline Bouchard, President and CEO of ART. "I consider their commitment to help us advance our SoftScan(R) clinical development program as a testimony to the promise that optical imaging holds in improving the diagnosis and treatment of breast cancer for women around the world" added Mrs. Bouchard.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

       ART (TSX: ARA) CONFIRMS NOT AWARE OF ANY MATERIAL INFORMATION THAT
                 WOULD EXPLAIN RECENT TRADING OF COMMON SHARES

Montreal, Canada, October 20, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, confirmed today that it is not aware of any material information that would explain the recent trading of its common shares over the last several sessions. For the most recent information about ART, please refer to the company's press releases and other public disclosures filed with securities regulatory authorities in Canada and the United States.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

        ART TO PRESENT AT RODMAN & RENSHAW TECHVEST 6TH ANNUAL HEALTHCARE
                          CONFERENCE IN NEW YORK CITY

Montreal, Canada, October 27, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that on Thursday, October 28, 2004, Micheline Bouchard, President & CEO, will present an overview of ART's business, products and distribution strategy at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference to be held at the Waldorf Astoria Hotel in New York City from October 26th to the 28th. Mrs. Bouchard's presentation will take place on Thursday, October 28, 2004 at 1:10 p.m. (EST) in the Starlight Roof South room.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com